Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: October 28 2004



List of materials


Documents attached hereto:


i) A press release regarding the issuance of stock acquisition rights for the purpose of granting stock options.


                                                                     No. 04-055E
                                                                October 28, 2004

               Sony Corporation to Issue Stock Acquisition Rights
                   for the Purpose of Granting Stock Options

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to issue Common Stock Acquisition Rights for the purpose of granting stock options to directors, corporate executive officers and employees of the Corporation and its subsidiaries, and to issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options to directors and employees of Sony Communication Network Corporation ("SCN"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation's 87th Ordinary General Meeting of Shareholders held on June 22, 2004.

The terms of the issue are as follows:

I. Common Stock Acquisition Rights

1. Expected date of issue of Common Stock Acquisition Rights:
       November 18, 2004

2. Aggregate number of Common Stock Acquisition Rights:
       14,242

3. Issue price of Common Stock Acquisition Rights:
       The Common Stock Acquisition Rights will be issued without the payment to the Corporation of any consideration.

4. Class and number of shares to be issued or transferred upon exercise of Common Stock Acquisition Rights:
       1,424,200 shares of common stock of the Corporation.
       The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be 100 shares of common stock of the Corporation.

5. Amount to be paid in per share to be issued or transferred upon exercise of Common Stock Acquisition Rights:
       The amount to be paid in per share to be issued or transferred upon exercise of the Common Stock Acquisition Rights (the "Exercise Price") shall be initially the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the issue date of the Common Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (iii) the Closing Price on the issue date of the Common Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i), (ii) and (iii) above.

6. Period during which Common Stock Acquisition Rights may be exercised:
       From and including November 18, 2005 to and including November 17, 2014. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7. Conditions for exercise of Common Stock Acquisition Rights:

       (1) Each Common Stock Acquisition Right may not be exercised in part.

       (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, a holder of the Common Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8. Mandatory Cancellation of Common Stock Acquisition Rights:
       Not applicable.

9. Restrictions on transfer of Common Stock Acquisition Rights:
       The Common Stock Acquisition Rights are non-transferable, unless such transfer is expressly approved by the Board of Directors of the Corporation.

10.Issue of certificates for Common Stock Acquisition Rights:
       Certificates for the Common Stock Acquisition Rights shall be issued only when a holder of the Common Stock Acquisition Rights requests the Corporation to issue such certificates for Common Stock Acquisition Rights.

11.Portion of issue price of shares to be issued upon exercise of Common Stock
   Acquisition Rights which will be accounted for as stated capital:
       The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest one (1) yen.

12.Persons to whom Common Stock Acquisition Rights shall be allocated:
       Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 615)


II. Subsidiary Tracking Stock Acquisition Rights

1.  Expected date of issue of Subsidiary Tracking Stock Acquisition Rights:
        November 18, 2004

2.  Aggregate number of Subsidiary Tracking Stock Acquisition Rights:
        455

3.  Issue price of Subsidiary Tracking Stock Acquisition Rights:
        The Subsidiary Tracking Stock Acquisition Rights will be issued without the payment to the Corporation of any consideration.

4. Class and number of shares to be issued or transferred upon exercise of Subsidiary Tracking Stock Acquisition Rights:
        45,500 shares of subsidiary tracking stock of the Corporation.
        The number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right shall be 100 shares of subsidiary tracking stock of the Corporation.

5. Amount to be paid in per share for exercise of Subsidiary Tracking Stock Acquisition Rights:
        The amount to be paid in per share to be issued or transferred upon exercise of the Subsidiary Tracking Stock Acquisition Rights (the "Exercise Price") shall be initially the average of the closing prices of shares of subsidiary tracking stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Subsidiary Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Subsidiary Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) or (ii) the Closing Price on the issue date of the Subsidiary Tracking Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (i) and
        (ii) above.

6. Period during which Subsidiary Tracking Stock Acquisition Rights may be exercised:
        From and including November 18, 2005 to and including November 17, 2014. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.  Conditions for exercise of Subsidiary Tracking Stock Acquisition Rights:

        (1) Each Subsidiary Tracking Stock Acquisition Right may not be exercised in part.

        (2) If a share exchange or a share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, a holder of the Subsidiary Tracking Stock Acquisition Rights may not exercise the Subsidiary Tracking Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8.  Mandatory Cancellation of Subsidiary Tracking Stock Acquisition Rights:
        Not applicable.

9.  Restrictions on transfer of Subsidiary Tracking Stock Acquisition
    Rights:
        The Subsidiary Tracking Stock Acquisition Rights are non-transferable, unless such transfer is expressly approved by the Board of Directors of the Corporation.

10. Issue of certificates for Subsidiary Tracking Stock Acquisition Rights:
        Certificates for the Subsidiary Tracking Stock Acquisition Rights shall be issued only when a holder of the Subsidiary Tracking Stock Acquisition Rights requests the Corporation to issue such certificates for Subsidiary Tracking Stock Acquisition Rights.

11. Portion of issue price of shares to be issued upon exercise of Subsidiary Tracking Stock Acquisition Rights which will be accounted for as stated capital:
        The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest one (1) yen.

12. Persons to whom Tracking Stock Acquisition Rights shall be allocated:
        Directors and employees of SCN (total: 9)

(Contact)

Sony Corporation
Corporate Communications
TEL: 03-5448-2200